                     SATURN ELECTRONICS & ENGINEERING, INC.
                               255 Rex Boulevard
                             Auburn Hills, MI 48326

August 10, 2000

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C., 20549-0405

Re:  Saturn Electronics & Engineering, Inc.
     Registration Statement on Form S-1
     File No. 333-33472

Ladies and Gentlemen:

     Saturn Electronics & Engineering, Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1 (as amended), File Number 333-33472 (the "Registration Statement") relating to its common stock, no par value (the "Common Stock"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, effective as of the date hereof or at the earliest practical date. Due to current market conditions, the Company has decided to postpone the initial public offering of the Company's Common Stock. No securities have been offered or sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

     Accordingly, we request the Commission's consent to and acceptance of the Company's withdrawal of its Registration Statement as soon as possible.

     Should you have any questions regarding this matter, please contact Michael David Warren, Jr. of Honigman Miller Schwartz and Cohn LLP, 2290 First National Building, Detroit Michigan 48226 (telephone number (313) 465-7592).


                                      Sincerely,

                                      Saturn Electronics & Engineering, Inc.

                                      /s/ Wallace K. Tsuha, Jr.
                                      -------------------------
                                      Wallace K. Tsuha, Jr.
                                      Chairman, President and
                                      Chief Executive Officer